UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Antigenics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

037032109

(CUSIP Number)

Garo H. Armen, Ph.D

Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, NY 10010

(212) 994-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Paul M. Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

January 9, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 037032109	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Garo H. Armen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,011,160 shares of Common Stock
8. SHARED VOTING POWER 12,655,941 shares of Common Stock
9. SOLE DISPOSITIVE POWER 1,011,160 shares of Common Stock
10. SHARED DISPOSITIVE POWER 12,655,941 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,667,101 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Antigenics Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 162 Fifth Avenue, Suite 900, New York, NY 10010.

Item 2. Identity and Background

Garo H. Armen is the Chairman and Chief Executive Officer of the Issuer, a publicly held biotechnology company focused on the development of technologies and products to treat cancers and infectious diseases. Dr. Armen’s business address is the principal executive offices of the Issuer, listed in Item 1 above. Dr. Armen is a United States citizen.

During the last five years, Dr. Armen has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 9, 2008 (the “Effective Date”), Dr. Armen and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Issuer issued and sold to Dr. Armen 542,050 Common Shares and warrants to acquire additional Common Shares for an aggregate purchase price of $1,626,150. The source of the funds for the purchase of the shares (the “Purchase”) was Dr. Armen’s personal funds.

In addition, Issuer also entered into the Securities Purchase Agreement with Armen Partners LP (the “Limited Partnership”) pursuant to which the Issuer issued and sold to the Limited Partnership 1,166,167 Common Shares and warrants to acquire additional Common Shares for an aggregate purchase price of $3,500,001. The source of funds for the purchase of the shares by the Limited Partnership was capital available for investment purposes from the Limited Partnership. Dr. Armen is General Partner of the Limited Partnership.

A copy of the Securities Purchase Agreement is attached as Exhibit 1 to this Schedule 13D. References to, and descriptions of, the Securities Purchase Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Securities Purchase Agreement included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference.

Item 4. Purpose of Transaction

The information set forth and/or incorporated by reference in Items 3 and 6 is hereby incorporated by reference into this Item 4. The purchases described in Item 3 were made for investment purposes and not for the purpose of acquiring control of the Issuer. Dr. Armen is the chairman, chief executive officer, and a founder of the Issuer. Except to the extent of the foregoing, including in his capacity as chairman and chief executive officer, Dr. Armen has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Dr. Armen may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Company

(a) –	(c) The information contained in Items 3, 4 and 6 is hereby incorporated herein by reference. The following disclosure assumes that there are 56,472,755 shares of Common Shares issued and outstanding as of the Effective Date, based on representations made in the Securities Purchase Agreement and taking into account the transactions contemplated therein.

As of the Effective Date and taking into account the transactions described in Item 3, Dr. Armen beneficially owns and has sole power to vote and sole power of disposition over 1,011,160 shares of Common Shares of the Issuer representing approximately 1.8% of the shares of Common Shares outstanding.

Dr. Armen may be deemed to share voting and dispositive power with respect to 12,655,941 shares of Common Stock held by the Limited Partnership, representing approximately 22.4% of the shares of Common Shares outstanding.

Dr. Armen may be deemed to share voting and dispositive power with respect to 11,154,274 shares of Common Stock held by Antigenics Holdings, LLC (the “LLC”), representing approximately 19.8% of the shares of Common Shares outstanding. Dr. Armen is the CEO, Chairman of the Board of Managers, and a member of the LLC.

(d)	To the best of Dr. Armen’s knowledge as of the date hereof, Dr. Armen knows only that the Limited Partnership and the LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those Common Shares with respect to which Dr. Armen may be deemed to share voting and dispositive power.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 3 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on January 9, 2008, Dr. Armen entered into the Securities Purchase Agreement with the Issuer. Pursuant to the Securities Purchase Agreement and as part of his transaction disclosed in Item 3 hereof, the Issuer issued and sold to Dr. Armen 542,050 warrants (“Initial Warrants”) to purchase Common Shares (“Initial Warrant Shares”). Such warrants are exercisable at any time and from time to time from and after July 9, 2008 up to and including January 9, 2018. Pursuant to the Securities Purchase Agreement and as part of his transaction disclosed in Item 3 hereof, Issuer issued and sold to Dr. Armen 542,050 contingent warrants (“Contingent Warrants”) to purchase Common Shares (“Contingent Warrant Shares”). Such warrants are exercisable at any time and from time to time from and after July 9, 2008 up to and including January 9, 2010 only upon the completion of certain transactions as set forth in the Contingent Warrant. Pursuant to the Securities Purchase Agreement and as part of its transaction disclosed in Item 3 hereof, the Issuer issued and sold to the Limited Partnership 1,166,167 each of Initial Warrants and Contingent Company Warrants. The Securities Purchase Agreement contains customary representations and warranties and indemnification provisions. The Securities Purchase Agreement requires the Issuer to file a registration statement with the Securities and Exchange Commission (the

“SEC”) covering the resale of the Initial Shares and Initial Warrant Shares within 30 days after the Effective Date and to effect such registration within 90 days if such registration statement is not reviewed by the SEC or within 120 days if it is reviewed by the SEC. In the event that the Contingent Warrants are exercised pursuant to their terms, the Securities Purchase Agreement also requires the Issuer to file a registration statement with the SEC covering the resale of the Contingent Warrant Shares within 30 days after the date of such exercise and to effect such registration within 90 days if such registration statement is not reviewed by the SEC or within 120 days if it is reviewed by the SEC.

In addition, Dr. Armen has been granted non-qualified stock options and restricted stock pursuant to Issuer’s equity incentive plan. As of the date hereof, Dr. Armen has 1,484,108 such options outstanding, of which 852,006 are vested and exercisable at strike prices ranging from $1.63 to $12.07. The remaining options are scheduled to vest in accordance with their respective terms between March 2008 and September 2011 and would be exercisable at strike prices ranging from $1.63 to $10.18. Dr. Armen has 188,837 shares of restricted stock as of the date hereof. The restrictions on these shares are scheduled to lapse in accordance with the terms of their respective grants between July 2008 and January 2009.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Securities Purchase Agreement dated January 9, 2008.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2008

By:	/s/ Garo H. Armen
Name:	Garo H. Armen